SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(A)

(Amendment No.)*

Zoo Entertainment, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities))

98978F108
(CUSIP Number)

Mark Seremet

c/o Zoo Entertainment, Inc.
3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209
(513) 824-8297

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98978F108		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Mark Seremet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 167,479,639 shares of Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,479,639 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,479,639 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(1)(2)
14		TYPE OF REPORTING PERSON IN

(1)           Includes (i) 20,000,000 shares of common stock, par value $0.001 per share (“Common Stock”) that were issued upon the conversion of 20,000 shares of  Series A Convertible Preferred Stock; (ii) 645,825 shares of Common Stock; (iii) warrants to purchase 5,893 shares of Common Stock at an exercise price of $2.13 per share; (iv) warrants to purchase 8,779 shares of Common Stock at an exercise price of $2.84 per share; (v)  non-qualified stock options to purchase 702,328 shares of Common Stock at an exercise price of $1.52 per share; (vi) non-qualified stock options to purchase 8,062 shares of Common Stock at an exercise price of $2.58 per share; (vi) non-qualified stock options to purchase 250,000 shares of Common Stock at an exercise price of $0.30 per share; and (vii) non-qualified stock options to purchase 145,858,752 shares of Common Stock at an exercise price of $0.0025.  Does not include non-qualified stock options to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share and non-qualified stock options to purchase 56,722,848 shares of Common Stock at an exercise price of $0.0025 per share, which are not vested and not exercisable within the next sixty days.  Zoo Entertainment, Inc. obtained approval from its stockholders of amendments to its certificate of incorporation authorizing an increase in the number of authorized shares of Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment”).  The Share Increase Amendment became effective on March 11, 2010, upon which the 20,000 shares of Series A Convertible Preferred Stock converted into 20,000,000 shares of Common Stock.  Upon the effectiveness of the Reverse Split Amendment, the options to purchase 145,858,752 shares of Common Stock at an exercise price of $0.0025 will fully vest and become immediately exercisable.

(2)           Based on 2,778,409,829 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 30, 2010 in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2010.

Item 1. Security and Issuer

           This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Zoo Entertainment, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209,.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Mark Seremet, a citizen of the United States of America (the “Reporting Person”).

(b)	The business address of the Reporting Person is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

(c)
The Reporting Person is the Chief Executive Officer, President and a director of the Issuer, whose business address is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.  The principal business of the Issuer is to develop, publish and distribute video game software for use on major platforms.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Subject to the effectiveness (the “Effective Date”) of those certain amendments to the Issuer’s Certificate of Incorporation authorizing an increase in the number of authorized shares of the Issuer’s Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment,” and together with the Share Increase Amendment, the “Charter Amendments”), on February 11, 2010, the Issuer issued options to purchase 202,581,600 shares of Common Stock to Mark Seremet, a director, Chief Executive Officer and President of the Issuer, in consideration for his continued personal guarantee of the payment and performance by the Issuer of certain obligations in connection with a previously entered into purchase order financing, pursuant to a Fee Letter entered into between the Issuer and Mr. Seremet, dated as of May 12, 2009, as amended on August 31, 2009 and November 20, 2009. The options have an exercise price of $0.0025 per share and vest as follows: commencing as of the Effective Date, 72% vest immediately, 14% on May 12, 2010 and 14% vest on May 12, 2011.  The options cannot vest prior to the effectiveness of the filing of the Charter Amendments, and in the event the Charter Amendments are not filed prior to September 1, 2010, the options shall be deemed immediately canceled. The Share Increase Amendment was filed on March 11, 2010.

Item 4. Purpose of Transaction

           The recent acquisition of securities by the Reporting Person, has been a result of the issuance by the Issuer to the Reporting Person, on February 11, 2010, of options to purchase 202,581,600 shares of Common Stock, in consideration for his continued personal guarantee of the payment and performance by the Issuer of certain obligations in connection with a previously entered into purchase order financing, pursuant to a Fee Letter entered into between the Issuer and the Reporting Person, dated as of May 12,2009, as amended on August 31, 2009 and November 20, 2009.

The Reporting Person intends to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Person may, from time to time, acquire shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

           (a) Based on 2,778,409,829 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 30, 2010 in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2010, as of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 167,479,639 shares of Common Stock, constituting 5.7% of the Issuer’s Common Stock, which includes (i) 20,000,000 shares of Common Stock that were issued upon conversion of 20,000 shares of  Series A Convertible Preferred Stock; (ii) 645,825 shares of Common Stock; (iii) warrants to purchase 5,893 shares of Common Stock at an exercise price of $2.13; (iv) warrants to purchase 8,779 shares of Common Stock at an exercise price of $2.84; (v)  non-qualified stock options to purchase 702,328 shares of Common Stock at an exercise price of $1.52 per share; (vi) non-qualified stock options to purchase 8,062 shares of Common Stock at an exercise price of $2.58 per share; (vi) non-qualified stock options to purchase 250,000 shares of Common Stock at an exercise price of $0.30 per share; and (vii) non-qualified stock options to purchase 145,858,752 shares of Common Stock at an exercise price of $0.0025.  This amount does not include non-qualified stock  options to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share and non-qualified stock options to purchase 56,722,848 shares of Common Stock at an exercise price of $0.0025 per share, which are not vested and not exercisable within the next sixty days.  The Issuer obtained approval from its stockholders of the Charter Amendments.  The Share Increase Amendment was filed on March 11, 2010, upon which the 20,000 shares of Series A Convertible Preferred Stock converted into 20,000,000 shares of Common Stock.  Upon the effectiveness of the Reverse Split Amendment, the options to purchase 145,858,752 shares of Common Stock at an exercise price of $0.0025 will fully vest and become immediately exercisable.

(b)           The Reporting Person has sole voting and dispositive power with respect to all 167,479,639 shares of Common Stock.

(c)           On February 11, 2010, the Issuer issued to the Reporting Person options to purchase 202,581,600 shares of Common Stock, in consideration for his continued personal guarantee of the payment and performance by the Issuer of certain obligations in connection with a previously entered into purchase order financing, pursuant to a Fee Letter entered into between the Issuer and the Reporting Person, dated as of May 12, 2009, as amended on August 31, 2009 and November 20, 2009. The options have an exercise price of $0.0025 per share and vest as follows: commencing as of the Effective Date, 72% vest immediately, 14% on May 12, 2010 and 14% vest on May 12, 2011.  The options cannot vest prior to the effectiveness of the filing of the Charter Amendments, and in the event the Charter Amendments are not filed prior to September 1, 2010, the options shall be deemed immediately canceled. The Share Increase Amendment was filed on March 11, 2010.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           On November 20, 2009, the Issuer entered into Amendment No. 2 to Letter Agreement with Mark Seremet, (the “Fee Letter Amendment”), which amended that letter agreement, dated as of May 12, 2009, as amended on August 31, 2009, pursuant to which, in consideration of Mr. Seremet entering into a guarantee with each of Wells Fargo Bank, National Association in connection with the Issuer’s purchase order financing, and Solutions 2 Go, Inc. to guaranty the payment of all indebtedness of the Issuer and its affiliates in connection with that certain Advance Agreement with Solutions 2 Go, Inc. and Solutions 2 Go, LLC, the Issuer agreed to provide certain compensation to Mr. Seremet (the “Fee Letter”).  The Fee Letter Amendment provided that the $10,000 monthly compensation payable to Mr. Seremet under the Fee Letter shall terminate on November 30, 2010, and that the Issuer shall grant to Mr. Seremet an option to purchase (or restricted stock or other incentives intended to comply with Section 409A of the Internal Revenue Code) approximately 6.25% of the Issuer’s outstanding shares of Common Stock, as soon as possible following the consummation of that certain financing on such terms and conditions as shall be determined by the board of directors of the Company.  Pursuant to the Fee Letter, as amended,  on February 11, 2010, the Issuer issued options to purchase 202,581,600 shares of Common Stock to Mr. Seremet.

Except as described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2010	/s/ Mark Seremet
Mark Seremet